

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/ (MM/DD/YY) AND ENDING 04/30/ (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROFINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7902 Wrenwood Blvd, Suite D
(No. and Street)

Baton Rouge, LA 70809
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Ogden 225-802-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Ogden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Profinancial, Inc., as of April, 30, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RACHEL A. THOMPSON
MY COMMISSION EXPIRES
April 21, 2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFINANCIAL, INC.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended April 30, 2015

Contents

Independent Auditors Report

(SKIP PAGE)

Profinancial, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended April 30. 2015

Profinancial, Inc.
April 30, 2015

ASSETS

CURRENT ASSETS		
Cash in Bank	$	39,621
Accounts Receivable	$	720
Total Current Assets	$	40,341
PROPERTY AND EQUIPMENT		
Equipment	$	4,730
Less: Accumulated Depreciation	$	(3,928)
Net Property and Equipment	$	802
TOTAL ASSETS	**$**	**41,144**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	1,600
Accrued Liabilities	$	183
Total Current Liabilities	$	1,783
Total Liabilities	$	1,783
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $1 per share, 100,000 shares authorized, 1,000 shares issued and outstanding	$	600
Paid In Excess	$	16,100
Retained Earnings	$	22,661
Total Stockholder's Equity	$	39,361
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**41,144**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended April 30. 2015

Profinancial, Inc.

April 30, 2015

STATEMENT OF INCOME

Revenues		
Commissions Earned	$	6,015
Fee Income	$	12,913
Other Income	$	14,647
Total Revenues	$	33,574
Operating Expenses		
Bad Debt Expense	$	26,190
Employee Expense	$	3,596
Other	$	31,238
Total Operating Expenses	$	61,023
Net Income (Loss)	**$**	**(27,449)**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended April 30. 2015

PROFINANCIAL, INC.
CASH FLOW STATEMENT
MAY 1, 2014 TO APRIL 30, 2015

	May '14 - Apr 15
OPERATING ACTIVITIES	
Net Income	-27,409.18
Adjustments to reconcile Net Income	
to net cash provided by operations:	
MF / Brokerage AR	-10.27
SWS AR	-641.50
RR - Promissory Note AR:Allowance For Doubtful AR	26,189.63
Accounts Payable	100.00
Net cash provided by Operating Activities	-1,771.32
INVESTING ACTIVITIES	
FF&E:FF&E Accumulated Depreciation	648.00
Net cash provided by Investing Activities	648.00
Net cash increase for period	-1,123.32
Cash at beginning of period	40,784.25
Cash at end of period	**39,660.93**

Profinancial, Inc.

April 30, 2015

	Common Stock		Paid-In-Capital		Treasury Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance 5/1/2014	600	$ 600	600	$ 16,100			$ 50,110	$ 66,810
Net Income							$ (27,409)	$ (27,409)
Capital Transactions								
Prior Period Adjustment								
Balance 4/30/2015	600						$ 22,701	$ 39,401

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.
Notes to Financial Statements
As of and for the Year-Ended April 30. 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Profinancial, Inc. (the Company) was incorporated in the State of Louisiana effective December 29, 1989. The Company has adopted a fiscal year ending April 30th

Description of Business

The Company, located in Baton Rouge, LA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes
Effective December 29, 1989, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended April 30, 2014, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was .4.19 to 1 at April 30, 2014. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $40,284.00 at April 30, 2014, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 26, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30. 2015

Computation of Net Capital

Total Stockholder's Equity			$	39,400.61
Nonallowable Assets				
Property and Equipment	$	802.28		
Accounts Receivable	$	79.00		
Other Charges	$	881.28		
Haircuts			$	(881.28)
Net Allowable Capital			$	38,519.33

Computation of Basic Net Capital Requirement

Minimum Net Capital Required As A Percentage of Aggregate Indebtedness	$	118.87
Minimum Dollar Net Capital Requirement Of Reporting Broker Dealer	$	5,000.00
Net Capital Requirement	$	5,000.00
Excess Net Capital	$	33,519.33

Computation of Aggregrate Indebtedness

Total Aggregate Indebtedness	$	1,783.00
Percentage of Aggregrate Indebtedness to Net Capital		4.63%

Reconciliation Of The Computation Of Net Capital Under Rule 15c3-1

Computation of Net Capital Reported on FOCUS IIA As Of April 30, 2015	$	33,519.33
Adjustment		
Change in Equity (Adjustment		$0.00
Change in Non-Allowable Assets		$0.00
Change in Haircuts		$0.00
Change in Undue Concentration		$0.00
NCC per Audit	$	33,519.33
Reconciled Difference		$0.00

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30. 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30. 2015, the Company had net capital of [$xxx,xxx] which was [$xxx,xxx] in excess of its required net capital of [$xxx,xxx]. The Company's net capital ratio was [xx.xx%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended April 30. 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at May 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at April 30, 2014	$ -

(Attach Scanned Image of Exemption Report)

REPORT ON BROKER DEALER EXEMPTION

For the year ended April 30, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

June 26, 2015

Board of Directors
Profinancial, Inc.
7902 Wrenwood Blvd.
Suite D
Baton Rouge, LA 70809

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Profinancial, Inc,. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Profinancial, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Profinancial, Inc. stated that Place Trade Financials, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Profinancial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profinancial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Profinancial, Inc.
7902 Wrenwood Blvd.
Baton Rouge , LA 70809

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Profinancial, Inc. as of April 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Profinancial, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial, Inc. as of April 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Profinancial, Inc. financial statements. Supplemental Information is the responsibility of Profinancial, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements

as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015
June 26, 2015



PROFINANCIAL, INC.

MEMBER SIPC **MEMBER FINRA**

June 26, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE April 30, 2015

Dear Mr. Richardson Jr.,

Please be advised that Profinancial, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of May 1, 2014 through April 30, 2015. Profinancial, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Profinancial, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Profinancial, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review April 30, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Profinancial, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (225) 802-1000.

Sincerely,

Gordon C. Ogden, III
President

7902 Wrenwood Blvd, Suite D, Baton Rouge, LA 70809
Phone (225) 293-1000 Fax (225) 927-1084
Email: profinancial@bellsouth.net

PROFINANCIAL, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended April 30, 2015

Contents

Independent Auditors Report

(SKIP PAGE)

Profinancial, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended April 30. 2015

Profinancial, Inc.
April 30, 2015

ASSETS

CURRENT ASSETS		
Cash in Bank	$	39,621
Accounts Receivable	$	720
Total Current Assets	$	40,341
PROPERTY AND EQUIPMENT		
Equipment	$	4,730
Less: Accumulated Depreciation	$	(3,928)
Net Property and Equipment	$	802
TOTAL ASSETS	**$**	**41,144**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	1,600
Accrued Liabilities	$	183
Total Current Liabilities	$	1,783
Total Liabilities	$	1,783
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $1 per share, 100,000 shares authorized, 1,000 shares issued and outstanding	$	600
Paid In Excess	$	16,100
Retained Earnings	$	22,661
Total Stockholder's Equity	$	39,361
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**41,144**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended April 30. 2015

Profinancial, Inc.

April 30, 2015

STATEMENT OF INCOME

Revenues		
Commissions Earned	$	6,015
Fee Income	$	12,913
Other Income	$	14,647
Total Revenues	$	33,574
Operating Expenses		
Bad Debt Expense	$	26,190
Employee Expense	$	3,596
Other	$	31,238
Total Operating Expenses	$	61,023
Net Income (Loss)	**$**	**(27,449)**

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended April 30. 2015

PROFINANCIAL, INC.
CASH FLOW STATEMENT
MAY 1, 2014 TO APRIL 30, 2015

	May '14 - Apr 15
OPERATING ACTIVITIES	
Net Income	-27,409.18
Adjustments to reconcile Net Income	
to net cash provided by operations:	
MF / Brokerage AR	-10.27
SWS AR	-641.50
RR - Promissory Note AR:Allowance For Doubtful AR	26,189.63
Accounts Payable	100.00
Net cash provided by Operating Activities	-1,771.32
INVESTING ACTIVITIES	
FF&E:FF&E Accumulated Depreciation	648.00
Net cash provided by Investing Activities	648.00
Net cash increase for period	-1,123.32
Cash at beginning of period	40,784.25
Cash at end of period	**39,660.93**

Profinancial, Inc.

April 30, 2015

	Common Stock		Paid-In-Capital		Treasury Stock		Retained Earnings	Total Stockholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance 5/1/2014	600	$ 600	600	$ 16,100			$ 50,110	$ 66,810
Net Income							$ (27,409)	$ (27,409)
Capital Transactions								
Prior Period Adjustment								
Balance 4/30/2015	600						$ 22,701	$ 39,401

The accompanying notes are an integral part of these financial statements.

Profinancial, Inc.
Notes to Financial Statements
As of and for the Year-Ended April 30. 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Profinancial, Inc. (the Company) was incorporated in the State of Louisiana effective December 29, 1989. The Company has adopted a fiscal year ending April 30th

Description of Business

The Company, located in Baton Rouge, LA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the straight line method.

Income taxes
Effective December 29, 1989, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended April 30, 2014, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was .4.19 to 1 at April 30, 2014. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $40,284.00 at April 30, 2014, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE C – NET CAPITAL REQUIREMENT

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 26, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE G – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30. 2015

Computation of Net Capital

Total Stockholder's Equity			$	39,400.61
Nonallowable Assets				
Property and Equipment	$	802.28		
Accounts Receivable	$	79.00		
Other Charges	$	881.28		
Haircuts			$	(881.28)
Net Allowable Capital			$	38,519.33

Computation of Basic Net Capital Requirement

Minimum Net Capital Required As A Percentage of Aggregate Indebtedness	$	118.87
Minimum Dollar Net Capital Requirement Of Reporting Broker Dealer	$	5,000.00
Net Capital Requirement	$	5,000.00
Excess Net Capital	$	33,519.33

Computation of Aggregrate Indebtedness

Total Aggregate Indebtedness	$	1,783.00
Percentage of Aggregrate Indebtedness to Net Capital		4.63%

Reconciliation Of The Computation Of Net Capital Under Rule 15c3-1

Computation of Net Capital Reported on FOCUS IIA As Of April 30, 2015	$	33,519.33
Adjustment		
Change in Equity (Adjustment		$0.00
Change in Non-Allowable Assets		$0.00
Change in Haircuts		$0.00
Change in Undue Concentration		$0.00
NCC per Audit	$	33,519.33
Reconciled Difference		$0.00

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30. 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30. 2015, the Company had net capital of [$xxx,xxx] which was [$xxx,xxx] in excess of its required net capital of [$xxx,xxx]. The Company's net capital ratio was [xx.xx%]. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Profinancial, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended April 30. 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at May 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at April 30, 2014	$ -

(Attach Scanned Image of Exemption Report)

REPORT ON BROKER DEALER EXEMPTION

For the year ended April 30, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

June 26, 2015

Board of Directors
Profinancial, Inc.
7902 Wrenwood Blvd.
Suite D
Baton Rouge, LA 70809

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Profinancial, Inc,. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Profinancial, Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Profinancial, Inc. stated that Place Trade Financials, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Profinancial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Profinancial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Profinancial, Inc.
7902 Wrenwood Blvd.
Baton Rouge , LA 70809

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Profinancial, Inc. as of April 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Profinancial, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Profinancial, Inc. as of April 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Profinancial, Inc. financial statements. Supplemental Information is the responsibility of Profinancial, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements

as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015
June 26, 2015



PROFINANCIAL, INC.

MEMBER SIPC **MEMBER FINRA**

June 26, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE April 30, 2015

Dear Mr. Richardson Jr.,

Please be advised that Profinancial, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of May 1, 2014 through April 30, 2015. Profinancial, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Profinancial, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date)..

(Name), the president of Profinancial, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review April 30, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Profinancial, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (225) 802-1000.

Sincerely,

Gordon C. Ogden, III
President

7902 Wrenwood Blvd, Suite D, Baton Rouge, LA 70809
Phone (225) 293-1000 Fax (225) 927-1084
Email: profinancial@bellsouth.net